Tom Kluck, Legal Branch Chief
Sandra B. Hunter, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	AEI Income & Growth Fund XXI Limited Partnership
Preliminary Consent Statement on Schedule 14A
Filed November 18, 2013
File No. 033-85076

Ladies and Gentlemen:

This letter is in response to your letter dated November 26, 2013 with respect to the Consent Statement of AEI Income & Growth Fund XXI Limited Partnership (the “Partnership”) referenced above.  We are simultaneously filing a preliminary consent statement that has been revised in response to your comment. In particular, in your comment letter, you indicated that:

We note that proposal 1 is seeking shareholder approval to amend the limited partnership agreement to continue in operation for 60 months; to increase the price under the Fund’s unit repurchase plan at which units may be repurchased; and to increase the frequency at which units may be repurchased. Please revise your proxy statement to unbundle these items into separate proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A. We may have further comments

In response to your comment, the consent statement has been substantially revised to separate the proposal to amend the repurchase plan contained in Section 7.7 of the limited partnership agreement, from the proposal to extend operations of the Partnership for 60 months.  Please know that the proposal to amend Section 7.7 requires only a single vote, and is an integrated proposal with respect to a single feature of this Partnership—the repurchase plan.  We believe that any further division of the items under consideration is unnecessary, would be confusing to limited partners, and would cause considerable repetition in the consent statement.

Consistent with your request, we confirm our understanding that:

•	the Partnership, and the undersigned as General Partner, is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
neither the Partnership nor the General Partner may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions relating to this filing, please feel free to contact me at 651-225-7738 (pkeene@aeifunds.com) or Mr. Thomas Martin, our outside securities counsel, at 612-340-8706 (martin.tom@dorsey.com).

                            AEI INCOME & GROWTH FUND XXI
                             LIMITED PARTNERSHIP

                          By:  AEI Fund Management XXI, Inc., its Managing General Partner

                          By /s/ PATRICK W KEENE
                            Patrick W. Keene, Chief Financial Officer